INVEST IN **GAMESTAR+**

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The future of game night is here with on demand streaming!


FAMILY FEUD
LET STEVE HARVEY HOST YOUR NEXT FAMILY GAME NIGHT

gamestarplus.com Los Angeles CA

Technology Entertainment Software B2C App

OVERVIEW UPDATES WHAT PEOPLE SAY 4 ASK A QUESTION

Highlights

1. 📈 $12 billion global market is expected to reach $30 billion by 2026, growing at 13% CAGR
2. 🔥 Distribution at 82K retail locations and 600K app downloads to date
3. 🏰 Competitive moat with IP - Family Feud, Scene It?, Jeopardy, Price is Right, & more on the way
4. 🙌 Backed by Steve Harvey and Daymond John
5. 🚀 Building a low cost, high margin, low churn platform with global upside
6. ⚡Dream team of tested and accomplished industry veterans

Our Founder



Todd Young Co-founder / COO

10+ years of leadership in high-stakes brand, product and marketing and a venture strategy and finance. An interactive streaming expert with global games development experience Closed deals with over 3 dozen Fortune 500s.

A new game night experience


THE SOCIAL EXPERIENCE OF
GAME NIGHT
WITH
THE CONVENIENCE OF
NETFLIX
AND


THE MAGIC OF
HOLLYWOOD

Today, when it comes to entertainment, consumers have access to a broad selection of content available at a moment's notice. Netflix, Amazon Prime Video, Disney+, Hulu and more give users instant access to beloved and new TV shows and movies; Spotify allows people to stream any song or podcast at any time; and Twitch gives video gamers a platform to play and watch whenever they want. One thing missing from the list? Board games. Board games are found in 80% of family households and half of families play board games at least once a week. But despite the enduring popularity and expected category growth — 50% over the next five years — the format has largely remained the same for decades.


PEOPLE LOVE TO PLAY
50% OF FAMILIES PLAY BOARD GAMES AT LEAST ONCE A WEEK
4%
15%
13%
19%
21%
28%
Several Times a Week
Once a Week
Several Times a Month
Once a Month
Rarely
Never
SOURCE: STATISTA 2020
BOARD GAMES ARE FOUND IN 80% OF FAMILY HOUSEHOLDS
Cards & Board Games 79%
Electronic Devices 76%
Sports & Outdoor Toys 72%
Dolls & Stuffed Animals 67%
Puzzles & Dice Games 66%
Electronic Toys 62%
Toy Figures 60%
Models & Building Toys 59%
Musical Toys 57%
Toy Weapons 39%
STEM Toys 32%
20%
40%
60%
80%
GAME NIGHT IS AS POPULAR AS EVER.


BUT THE FORMAT HASN'T CHANGED IN DECADES
1970s
BOARD
2000s
2002
200,000 UNIT SALES
2004
650,000 UNIT SALES
SIMPLY ADDING A DVD SAW A 325% INCREASE IN SALES
BOARD + DVD
(WE DID IT!)
2020s
GAMESTAR
(WE'RE DOING IT!)
IT'S TIME FOR THE NEXT STEP.


THE TIME IS NOW...
MEDIA HAS EVOLVED
VIDEO
DVD
STREAMING NETFLIX
VINYL
CD
STREAMING SPOTIFY
BOOKS
E-READER
STREAMING AUDIBLE
GAMES
+ DVD
STREAMING GAMESTAR
PEOPLE ARE SEEKING CONNECTION
TECHNOLOGY IS ISOLATING US FROM EACH OTHER
FRIENDS & FAMILY WANT NEW FUN WAYS TO ENGAGE
MILLENNIALS ARE DRIVING THE 'EXPERIENCE' ECONOMY
POST-COVID19 RECESSION = MORE AT-HOME ENTERTAINMENT
THE TECHNOLOGY AND SOCIAL NEED IS HERE.

Gamestar believes it's time to introduce a new experience because the environment has evolved and social need demands it

Streaming Games on Demand

A new generation of streaming content for the entire family to enjoy together. Streaming Games on Demand (SGOD) engages two or more players in possession of tactical and cardboard games, and enhances their traditional game experience by including socially interactive elements of the same games via randomized streaming video on demand over any device of choice (e.g., TV, set-top box, mobile, PC, tablet) allowing real-time streaming and download of the content for gameplay.

Backed by Steve Harvey and partnered with Disney, Imagination Games, Marvel and LucasFilm, Gamestar is at the forefront of this movement. We combine the

and Lucasfilm, Gamestar is at the forefront of this movement. We combine the convenient digital experience of streaming and the magic of Hollywood with tactile use of a board game to deliver the first platform made specifically for game night. Gamestar's new generation of streaming game content is designed for the entire family to enjoy together, catering to modern consumer expectations and delivering an exceptional social experience at home. Currently, Gamestar's on-demand streaming catalog is being created around the most beloved games known around the world, including Family Feud, Jeopardy!, Wheel of Fortune, Scene It?, Deal or No Deal, The Price Is Right and more.


Gamestar
FAMILY FEUD
Play
More Info
My Games
Coming Soon
ZOLTAR
SOCIAL
GAMES
ON
DEMAND

Families and individuals are already playing games regularly, so the behavior of buying a board game and playing it with others is cemented in our key demographics. The real behavior change that Gamestar will drive is that players can continue playing by accessing on-demand, streaming content that keeps the game fresh and exciting instead of abandoning a game when inevitable obsolescence occurs. Additionally, technology doesn't have to be isolating among groups, something of which it's been accused over the last couple decades. Instead, it's now transformed into a tool that drives a meaningful social experience, all within the comfort of the consumer's own home.


THE EXPERIENCE
48
TELL OFF/FLIP OFF 23
BREAK/THROW STUFF 16
STEAL A SODA 9
TECHNOLOGY IS A TOOL TO DRIVE THE SOCIAL EXPERIENCE.

The Gamestar business is simple, sustainable and perfect for today's modern world: premium, fun, family-friendly, affordable, stay-at-home entertainment.

Opportunity

Our target market is vast given the demand across multiple customer segments globally for board and card games. We look to our key segments of (1) families with kids and (2) millennial and Gen-Z adults as drivers of the core category.

The American board game market is valued just over $3 billion. Worldwide, that market reaches upward of $12 billion and is expected to reach $30 billion by 2026, growing at 13%CAGR. Research supporting this growth rate shows that Americans are spending more and more time playing games. According to Statista, 49% of Americans played a board game at least once a week in 2018. That number grew by a significant percent during the Coronavirus lockdown, with families seeking more activities in the home. While we are returning to more social environments as the pandemic winds down, we anticipate interactive games will continue its existing growth trajectory.



A HUGE AND GROWING MARKET
PLAYING CARDS & BOARD GAMES MARKET SIZE
50% GROWTH OVER THE NEXT 5 YEARS
$22 billion
$16.5 billion
$11 billion
$5.5 billion
$13.07B
$15.44B
$16.79B
$18.25B
$19.83B
$21.56B
2018 2019 2020 2021 2022 2023 2024 2025
SOURCE: GRAND VIEW RESEARCH 2019
SMART TV CORE & MOBILE TARGET MARKET
44M
US HOUSEHOLDS WITH 1+ SMART TV
48.6M
US HOUSEHOLDS WITH CHILDREN
110 MILLION
BROADBAND HOMES IN THE U.S.
515 MILLION
BROADBAND HOMES GLOBALLY
3.5 BILLION
SMART PHONE USERS GLOBALLY
STRONG CAGR OF 8.7% WITH HUGE GROWTH POTENTIAL

To add further context for our potential customer base, there are approximately 48.6 million U.S. households with children, 44 million households with at least one smart TV and 110 million homes with broadband7. Globally, there are 515 million homes with broadband and 3.5 billion smartphone users.

Games you know and love

Gamestar currently licenses some of the most well-known titles and brands with more in the pipeline. Longterm, games will be converted to streaming-only through the platform and Gamestar will be introducing original content.



THE IP
IN HAND
IN PIPELINE
SGOD: LICENSE DETAILS
SOCIAL GAMES ON DEMAND (SGOD) is a streaming, on-demand content subscription service. SGOD is at the intersection of: (1) traditional tactile and cardboard games, (2) streaming, casual socially interactive video games, and (3) digital distribution systems. The service engages two or more players in possession of tactile and cardboard games and enhances their traditional game experience by including socially interactive elements of the same games via randomized streaming video on demand over any device of choice (e.g. TV, set-top box, mobile, PC, tablet) allowing real-time steaming and downloads of the content for playing games. For the avoidance of doubt, all other forms of gaming (including, without limitation, digital devices such as: Plug N Play Games, Handheld Games, Console Games, Stand-alone Board Games, etc.) are specifically excluded from the definition of Licensed Products.
A NEW CATEGORY: ON TRACK FOR 50%+ OF THE BIGGEST BRANDS.

By launching an entirely new type of intellectual property right (SGOD), Gamestar was able to secure exclusive multiyear deals with these brands at a fraction of the cost of
other media channels. In other words, we found a new, defensible way to monetize these brands.



WE'RE PLAYING THE RIGHT GAME
Gamestar
NETFLIX
CONTENT COST
$300K PER TITLE
$3M+ PER HOUR
TITLE CHURN
HIGH REPEATABILITY
ONE-TIME VIEWING
TITLE REFRESH
GAME RESKIN
N/A
CUSTOMER BASE
GLOBAL
GLOBAL
A LOW COST - HIGH MARGIN - LOW CHURN - GLOBAL OPPORTUNITY.

Gamestar is a low cost, high margin, low churn platform with global upside. Gamestar's content cost is roughly $300K per title and titles offer high repeatability and refresh opportunity through game reskins. For comparison purposes, Netflix's content cost comes out to over $3 million per hour with limited (one-time) viewing.



A SLINGSHOT TO THE FIRST 1M USERS...
USERS ACQUIRED AT RETAIL VIA CPG
MALL
82,000 LOCATIONS
APP DOWNLOAD TO COMPLETE EXPERIENCE
TV


BOARD GAME
UNITS SOLD PER YEAR: 650,000
APP DOWNLOADS: 585,000 (90%)
RETAINED SUBSCRIBERS: 58,500 (10%)
TALENT
ADS
PARTNERS
LEVERAGE OPR
3RD PARTY DISTRIBUTION DEALS
HBO INCLUDED—FOR LIFE
Sprint hulu
The BEST Unlimited, now with hulu
Spotify Premium for Students, now with Hulu.
T-Mobile NETFLIX
SUPPORT FROM HIGH VOLUME PARTNERS
A RAPID CUSTOMER ACQUISITION PLAN AT CENTS ON THE DOLLAR.

While we have been securing master licensing deals to support our content library, we have also been focused on low-hanging fruit opportunities to begin building a user-base.

Imagination Games is currently printing the Gamestar logo on some of its games, which are available at Walmart, Target and other retailers nationwide. Over 600,000 people have downloaded and registered the Gamestar+ mobile app which is currently a buzzer or spinner, depending on the game. This approach has allowed us to build an existing user base to which we'll launch the Gamestar+ streaming service.


...WITH INSTANT TRACTION
600K+ REGISTERED USERS TO DATE; FORECAST 1M+ BY EOY
Gamestar App&Play
FAMILY FEUD
SURVEY SHOWDOWN
CARD GAME
AMERICA'S FAVORITE QUIZ SHOW
JEOPARDY!
PRESS YOUR LUCK
BOARD GAME
GUARANTEED APP INSTALLS WITH PHASE 0.5 'OPT IN' TECH

The Gamestar business model is designed to create an enduring user loop. Consumers purchase products from retail (online or in-store), download the Gamestar app for
free, and receive unlimited access to purchased titles and a 7-day free trial of the full platform. Following the 7-day trial, users can subscribe for unlimited use of the platform for
$3.99/month.

Gamestar will generate revenue from sales of retail and online board game sales, in-app purchases, and subscriptions. We will drive conversions to
paid memberships using push notifications, app upgrades, and targeted marketing. Even if we failed to add a single
additional user to our app, the existing audience would still represent $28 million of potential revenue, meaning Gamestar could quickly be worth hundreds of millions of
dollars based on industry average revenue multiples5.


THE BUSINESS MODEL
FREE
APP DOWNLOAD
CONVERT
UNLIMITED STREAMING ACCESS TO PURCHASED TITLES
7-DAY FREE TRIAL OF FULL PLATFORM
ADD
G.
CONSUMER PRODUCTS
$3.99/mo
AT RETAIL
amazon
DOLLAR TREE
Walmart
TARGET
AN ENDURING USER LOOP.

Gamestar's financial model forecasts $1.9 million in top-line revenue in its first operational year, beginning November 2021, ramping up to $236 million by Year 5. Over this
timeframe, we intend to develop, launch and distribute 12 physical board game titles at major retail outlets, both brick-and-mortar and online. As Gamestar pivots to focus on streaming, we plan to grow our digital catalog to over 35 titles by EOY 2022, and well over 100 titles by Year 5. We are projecting monthly active

user growth from 101,811
in the first year to 6.3 million by Year 5 (+6,100%). We're also projecting paid subscribers to reach or exceed 5 million by year 5. These projections cannot be guaranteed.



FORECAST GROWTH
Total Revenue & User Growth
$250 Million
$187.5 Million
$125 Million
$62.5 Million
$0 Million
0.1 M
1.1 M
2.7 M
4.0 M
4.9 M
$2 M
$22 M
$57 M
$126 M
$233 M
Year 1
Year 2
Year 3
Year 4
Year 5
Total Revenue
Monthly Active Users
5 MILLION USERS IN 5 YEARS

Forward-looking projections cannot be guaranteed.

Game Plan

Gamestar is ahead of the market with rights over the biggest titles, distribution through 80K+ locations, A-Class Hollywood talent, and strong industry connections and
partnerships.



A LEGACY OF SUCCESS
ERNST & YOUNG AUSTRALIAN ENTREPRENEUR OF THE YEAR
STEVIE AWARD MOST INNOVATIVE COMPANY
AUSTRALIAN EXPORTER OF THE YEAR
AUSTRALIAN IT INNOVATION AWARD
TOYS R US VENDOR OF THE YEAR
85,000+ RETAIL OUTLETS
$500 MILLION IN SALES
WE REDEFINED THE SOCIAL GAMING CATEGORY ONCE.
WE'RE DOING IT AGAIN.



CORE TEAM
SHANE YEEND
CO-FOUNDER + CEO
Founded Imagination Games and revolutionized the traditional board game industry with patented DVD software. 2007 EY Australian Entrepreneur of the Year. Over $500 million in global gaming sales. A true maverick, known industry disruptor, and creative visionary.
TODD YOUNG
CO-FOUNDER + COO
Interactive streaming expert with extensive global games, business, marketing and development experience. Closed deals with over 3 dozen Fortune 500s. Decade+ high-stakes brand, product and marketing experience with venture strategy and finance background.
KEVIN CHAJA
CTO
Full-stack tech guru, most recently leading innovation and prototyping at Disney+, with exceptional experience in gaming, app development and emerging platforms. Founded and exited AR app company. Architected and launched high-profile products while at Sony, Disney, and Dolby.
SHANE PIKE
CXO
An interactive producer with 20+ year experience across Digital, Broadcast Media, Post-Production, Mobile Application Development and Cloud Applications. Produced innovative interactive content for Disney, HBO, NBCUniversal, Fox and Warner Bros.



STEVE HARVEY
THE KING OF TV ENTERTAINMENT
11 TIME EMMY AWARD WINNER
TOP 5 RADIO SHOW IN AMERICA
13 MILLION
5.9 MILLION
4.1 MILLION
FAMILY FEUD
NFL HONORS
MISS UNIVERSE
NEW YEAR'S EVE
LITTLE BIG SHOTS
FUNDERDOME
STEVE HARVEY MORNING SHOW
SHOWTIME AT THE APOLLO
STEVE
FOUNDING PARTNER & GAMESTAR BRAND AMBASSADOR



UTA


UTA
UNITED TALENT AGENCY
UTA VENTURES
Houseparty
cameo
lyft
IMGN
pluto
MikMak
PARTNERSHIP WITH UNITED TALENT AGENCY.


ADVISORY BOARD
BRENT WEINSTEIN
CIO
UTA
BAKARI SELLERS
AUTHOR / INVESTOR
CNN
JANE RITSON-PARSONS
25 YEAR EXEC
Hasbro
RACHEL HOAGLAND
VP GAMES+ESPORTS
BRANDON WILLIAMS
COO / CLO
STEVE HARVEY
MEL FLETCHER
COO
DONE+DUSTED
KEN JENNINGS
GOAT
JEOPARDY!

Investment

To date, the Gamestar founders have bootstrapped the business to the tune of nearly $1.5 million USD. In the current Seed fundraising round, the company is taking in a total of $10.0 million USD, with $5.0 million being offered on Wefunder.


Gamestar+


scene it?
scene it?


FAMILY FEUD
LET STEVE HARVEY
HOST YOUR NEXT
FAMILY GAME NIGHT
FAMILY FEUD


Gamestar


HALLOWEEN
IOT GAMING
A new way to play
Smart Home Lighting
Smart TV
Board Game
Mobile Device
Voice Control
Gamestar
HALLOWEEN
THE GAME
HOW LONG CAN YOU SURVIVE?
WHEN HE COMES HOME